September 30, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:              Ms. Kim McManus

                                Staff Attorney

                                Office of Real Estate and Commodities

Re:                          Alexander’s, Inc.

                                Form 10-K for the year ended December 31, 2014

                                File No. 001-06064

Dear Ms. McManus:

                Please find herein our response to your letter dated September 16, 2015, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Gary Hansen, Vice President & Controller of Alexander’s, Inc. (“Alexander’s,” or the “Company”) regarding the above referenced filing with the Commission.  We have carefully considered the Staff’s comments and have provided additional information, as requested.  For your convenience, we have included the Staff’s comment before each of our responses.

Item 2, Properties, page 16

  In future Exchange Act periodic reports, please revise your table to include footnote disclosure discussing how tenant concessions, such as free rent or tenant reimbursements, have impacted your average annualized rent.

Response

The Company notes for the information of the Staff that “average annualized rent per square foot” provided in the property table on page 16 is based on contractual rents and therefore excludes the impact of tenant concessions, such as free rent and tenant reimbursements.  The Company will disclose in its future Exchange Act periodic reports that contain a property table that “average annualized rent per square foot” does not include the impact of tenant concessions, such as free rent and tenant reimbursements.

  In future Exchange Act periodic reports, please revise your table to include footnote disclosure clarifying whether the dates set forth under “Lease Expiration / Option Expiration(s)” include the impact of unexercised renewal or extension options.  Additionally, please include footnote disclosure regarding any leases that contain early termination provisions.

Response

The Company notes for the information of the Staff that the dates set forth under “Lease Expiration / Option Expiration(s)” in the table include both the expiration dates of the minimum lease term of the lease(s) and the unexercised extension options, as applicable. In its future Exchange Act periodic reports that contain a property table, the Company will include footnote disclosure that indicates that the “Lease Expiration” disclosure specifies the year the tenant’s lease expires, without consideration of any renewal or extension options, and that the “Option Expiration(s)” disclosure specifies the year the tenant’s lease expires if all renewal or extension options are exercised. This footnote disclosure will also indicate that the lease expiration dates disclosed in the table are based on noncancellable lease terms and do not extend beyond any early termination rights that the tenant may have under the lease.

Property under Development, page 18

  In future Exchange Act periodic reports, please revise your disclosure to clarify whether the estimated cost of your development projects includes leasing costs.

Response

The Company notes for the information of the Staff that the only development project currently ongoing is the construction of the apartment tower above our Rego Park II shopping center which is estimated to cost approximately $125 million, including approximately $1.9 million of initial leasing costs to achieve stabilized occupancy.  The Company will revise its disclosure in future Exchange Act periodic reports, as applicable, to disclose that estimated development costs include leasing costs.

We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212-894-7000) or to Joseph Macnow, Chief Financial Officer (201-587-1000).

Sincerely

/s/ Alan J. Rice

Alan J. Rice – Secretary

Cc:                          Sara von Althann

                                (Division of Corporation Finance)

                                Richard Paul

                                (Deloitte & Touche LLP)

                                Steven Roth

                                Joseph Macnow

                                (Alexander’s, Inc.)

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